UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2013

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Managing Director / CFO

March 29, 2013

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	2-5-1 Marunouchi
Chiyoda - ku, Tokyo
(Code Number: 8411 TSE, OSE 1st Sec.)

Company Name:	Mizuho Bank, Ltd.
Representative:	Takashi Tsukamoto
President & CEO
Head Office:	1-1-5 Uchisaiwaicho
Chiyoda - ku, Tokyo

Company Name:	Mizuho Corporate Bank, Ltd.
Representative:	Yasuhiro Sato
President & CEO
Head Office:	1-3-3 Marunouchi
Chiyoda - ku, Tokyo

Review of Group Capital Structure

Mizuho Financial Group, Inc. (President & CEO: Yasuhiro Sato) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Takashi Tsukamoto) (“MHBK”) and Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), hereby announce that they have determined to turn Mizuho Securities Co., Ltd. (President & CEO: Hiroshi Motoyama) (“MHSC”), a consolidated subsidiary of MHFG, into a directly-held subsidiary of MHFG, by MHBK and MHCB, each a wholly-owned subsidiary of MHFG, distributing as a dividend in kind to MHFG all of the shares of MHSC that are held by each of MHBK and MHCB as of April 1, 2013 (hereinafter such change to MHSC shall be referred to as the “Change”), as described below.

1. Background and Purposes

Our group aims to build the most effective and advanced group management structure. This will include moving to a single bank and single securities structure that aims to promote timely and unified group strategic planning under the strong governance of the holding company as well as taking advantage of the characteristics and competitiveness of being the only Japanese banking group that holds its own bank, trust bank and securities company. It will also include moving to a new group capital structure and new group operational structure and the strengthening of group governance.

As announced in the news release titled “Review of Group Capital Structure and Transformation into New Group Management Structure” dated December 21, 2012, our group intends to turn MHSC, a consolidated subsidiary of MHFG, into a directly-held subsidiary of MHFG in the first half of fiscal year of 2013 and to move to a new group capital structure, which will place banking, trust banking, securities and other major group companies under the direct control of the holding company. Our group has determined to conduct the Change, by which it intends to achieve such move to a new group capital structure, on April 1, 2013, simultaneously with the commencement of “One MIZUHO New Frontier Plan—Stepping up to the Next Challenge—,” a new medium-term business plan announced on February 26, 2013 in the release titled “One MIZUHO New Frontier Plan Stepping up to the Next Challenge.”

2. Details of the Change

(1)	Method of Change

The Change will be conducted, by MHBK and MHCB, each a wholly-owned subsidiary of MHFG, distributing to MHFG all of the shares of MHSC that are held by each of MHBK and MHCB as a dividend in kind.

(2)	Outline of the Changes to Consolidated Subsidiary

Name	Mizuho Securities Co., Ltd.
Location	1-5-1 Otemachi, Chiyoda-ku, Tokyo
Name and Title of Representative	President & CEO: Hiroshi Motoyama
Purpose of Main Business	Financial instruments business
Capital (as of January 4, 2013)	¥125,167 million
Date of Establishment	July 16, 1917
Number of Issued Shares (as of January 4, 2013)	2,015,102,652 shares (common stock)
Fiscal Year End	March 31
Number of Employees (as of January 4, 2013)	(Consolidated) 9,336 (Unconsolidated) 7,415
Major Shareholder and Ratio of Shareholding (as of January 4, 2013)	MHCB 74.42% MHBK 21.38% The Norinchukin Bank 4.20%

(3)	Outline of Parties from which Shares will be Acquired

•	MHBK

Name	Mizuho Bank, Ltd.
Name and Title of Representative	President & CEO: Takashi Tsukamoto
Location	1-1-5 Uchisaiwaicho, Chiyoda-ku, Tokyo
Purpose of Main Business	Bank business
Capital	¥700,000 million (as of December 31, 2012)
Date of Establishment	June 7, 1897
Relation to MHFG	A wholly-owned subsidiary of MHFG
Number of Shares Held	430,789,690 shares

•	MHCB

Name	Mizuho Corporate Bank, Ltd.
Name and Title of Representative	President & CEO: Yasuhiro Sato
Location	1-3-3 Marunouchi, Chiyoda-ku, Tokyo
Purpose of Main Business	Bank business
Capital	¥1,404,065 million (as of December 31, 2012)
Date of Establishment	May 7, 1923
Relation to MHFG	A wholly-owned subsidiary of MHFG
Number of Shares Held	1,499,710,650 shares

(4)	Number of Shares to be Acquired, Acquisition Price and Status of Shares Held prior to, or to be Held after, Acquisition

Number of shares held prior to the Change	0 shares (Shareholding ratio: 0.00%)
Number of shares to be acquired	1,930,500,340 shares
Number of shares to be held after the Change	1,930,500,340 shares (Shareholding ratio: 95.80%)

(5)	Schedule

Meetings of the board of directors for determination of the Change (three (3) companies)	March 29, 2013
General meetings of shareholders for approval of the Change (MHBK and MHCB)	March 29, 2013
Effective date of the Change	April 1, 2013 (scheduled)

(6)	Outlook

The Change will not change the earnings estimates for MHFG for the fiscal year ending March 31, 2013.

(Appendix)

Exhibit “Group Structure”

[End of Document]

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations Office

Tel: 81-3-5224-2026

Exhibit

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC “ ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.